Exhibit 99.1

SXC HEALTH SOLUTIONS ANNOUNCES FIVE YEAR RENEWAL CONTRACT WITH CATALYST RX

- SXC to provide PBM claims processing and technology solutions -

LOMBARD, Illinois, March 5, 2007, SXC Health Solutions, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), and Catalyst Rx, the pharmacy benefit management subsidiary of HealthExtras, Inc., announced today that they have entered into a five-year transaction processing contract renewal. Under terms of the contract, SXC will continue to provide Catalyst Rx with RxCLAIM® for on-line adjudication services of prescription drug claims, Medicare Part D claims processing, and access to its suite of Web Services.

"We are pleased to extend our relationship with Catalyst Rx and support their continued growth in the Pharmacy Benefits Management (PBM) market,” said Gordon S. Glenn, Chairman and Chief Executive Officer, SXC Health Solutions, Inc.

"Our relationship with SXC has allowed Catalyst Rx to aggressively grow our PBM business. SXC has been a strong technology and services partner, and we look forward to continued success together,” stated David T. Blair, Chief Executive Officer, HealthExtras, Inc.

About HealthExtras (www.healthextras.com)
HealthExtras, Inc. is a full-service pharmacy management company. Its clients include self-insured employers, including state and local governments, third-party administrators, managed care organizations and individuals. The Company's integrated pharmacy benefit management services marketed under the name Catalyst Rx include: claims processing, benefit design consultation, drug utilization review, formulary management, drug data analysis services and mail order services. Additionally, the Company operates a national retail pharmacy network with over 58,000 participating pharmacies.

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lombard, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com